Exhibit 99.1

Radware Ltd. Announces Second Quarter 2016 Earnings

2016 Second Quarter Highlights
* Revenues of $49.6 Million
* Non-GAAP EPS of $0.06
* Non-GAAP gross margin of 82.7%
* Repurchase of shares in a total amount of $4.9 Million

TEL AVIV, ISRAEL, July 26, 2016 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions ensuring optimal service level for applications in virtual, cloud and software defined data centers, today announced its consolidated financial results for the second quarter ended June 30, 2016.

“Despite challenging market conditions this year, we have made solid progress this past quarter with our subscription booking and revenues.” said Roy Zisapel, Radware President & CEO.  “We are starting to bear the fruit of our technological investments with the launch of our new Cloud WAF, the expansions of our DDoS Scrubbing services and our technological achievements in ADC with NFV.  Their availability in the market should help allow us to resume revenues growth in the second half of 2016.”

Financial Highlights for the second quarter of 2016

Revenues for the second quarter of 2016 totaled $49.6 million, representing a decrease of 11% compared with revenues of $56.0 million for the second quarter of 2015, and an increase of 2% compared with revenues of $48.4 million for the first quarter of 2016.

Net loss on a GAAP basis for the second quarter of 2016 was $1.3 million or ($0.03) per share, compared with net income of $7.2 million or $0.15 per diluted share for the second quarter of 2015 and compared with net loss of $2.8 million or ($0.06) per diluted share for the first quarter of 2016.

Excluding the impact of the patent litigation expense, stock-based compensation, exchange rate differences, net on balance sheet items and amortization of intangible assets, non-GAAP net income was $2.6 million or $0.06 per diluted share, compared with non- GAAP net income of $10.8 million or $0.23 per diluted share for the second quarter of 2015 and compared with non-GAAP net income of $2.3 million or $0.05 per diluted share for the first quarter of 2016.

As of June 30, 2016 the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $314.8 million.

Cash generated from operations in the second quarter of 2016 totaled $7.8 million.

During the second quarter we repurchased our shares in a total amount of $4.9 million.

A reconciliation of each of the company’s non-GAAP measures to the comparable GAAP measured is included at the end of this press release.

During the second quarter of 2016, Radware released the following significant announcements:

Product:

•	Radware’s New Japan-Based Scrubbing Center Extends Regional Cloud Security Services to Asia Pacific
•	Radware’s Virtual Alteon ADC Achieves Industry Highest Performance in OpenStack Environment
•	Radware Cloud Security Service Awarded Best Managed Security Service for 2016 by SC Magazine
•	Radware Receives ISO27001 and ISO27032 Certifications
•	C-Suite Execs Say Won’t Pay Ransom Attacks, Until They Get Hacked, Radware Survey Finds

Customers:

•	Switch Partners With Radware To Provide Attack Mitigation To Its SUPERNAP Data Centers
•	Radware’s New Suite of Cloud Security Services Guard Businesses From Ever-Evolving Cyberthreats
•	PenTeleData Chooses Radware for DDoS Attack Mitigation
•	Myntex Mitigates Massive DDoS Attacks With Radware Cloud DDoS Protection

Financial

•	Radware Announces First Quarter 2016 Earnings Conference Call
•	Radware Ltd. Announces First Quarter 2016 Earnings
•	Radware Announces Second Quarter 2016 Earnings Conference Call

Conference Call

Company management will host a quarterly investor conference call at 8:45am ET on July 26, 2016. The call will focus on financial results for the quarter ending June 30, 2016 and other matters related to the Company’s business.

The conference call will be webcast on July 26, 2016 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/IR/ and will be available for replay during the next 12 months.

Participants in the US call: Toll Free 1 (800) 230-1951

Participants Internationally call:  +1- 612-332-0335

Conference ID:  397592

Please find a link to the upcoming webcast presentation on the following web page:
http://www.radware.com/IR/

###

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of application delivery and cyber security solutions for virtual, cloud and software defined data centers. Its award-winning solutions portfolio delivers service level assurance for business-critical applications, while maximizing IT efficiency. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com

Radware encourages you to join our community and follow us on: Facebook, Google+, LinkedIn, Radware Blog, SlideShare, Twitter, YouTube, Radware Connect app for iPhone® and our security center DDoSWarriors.com that provides a comprehensive analysis on DDoS attack tools, trends and threats.

©2016 Radware Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

CONTACTS
Chief Financial Officer
Doron Abramovitch
+972-3766-8610

Corporate Media Relations:
Deborah Szajngarten
(201) 785-3206
deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	June 30, 2016	December 31, 2015
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	21,928	33,744
Available-for-sale marketable securities	16,341	16,003
Short-term bank deposits	183,465	80,922
Trade receivables, net	26,057	26,410
Other receivables and prepaid expenses	4,382	5,042
Inventories	16,181	16,322
	268,354	178,443
Long-term investments
Available-for-sale marketable securities	83,904	87,814
Long-term bank deposits	9,143	96,643
Severance pay funds	2,699	2,724
	95,746	187,181

Property and equipment, net	27,177	26,203
Intangible assets, net	2,959	3,518
Other assets	6,677	5,473
Goodwill	30,069	30,069

Total assets	430,982	430,887

Liabilities and shareholders’ equity

Current liabilities
Trade payables	6,087	9,255
Deferred revenues	52,530	46,061
Other payables and accrued expenses	22,547	22,098
	81,164	77,414
Long-term liabilities
Deferred revenues	27,261	25,136
Other long-term liabilities	14,088	9,214
	41,349	34,350
Shareholders’ equity
Share capital	661	661
Additional paid-in capital	318,331	312,784
Accumulated other comprehensive income, net of tax	847	1,257
Treasury stock, at cost	(105,761)	(94,049)
Retained earnings	94,391	98,470
Total shareholders’ equity	308,469	319,123

Total liabilities and shareholders' equity	430,982	430,887

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended June 30,		For the Six months ended June 30,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	49,585	56,027	98,010	113,251
Cost of revenues	8,887	9,684	17,541	19,784
Gross profit	40,698	46,343	80,469	93,467
Operating expenses:
Research and development, net	13,001	12,239	26,425	24,190
Selling and marketing	25,865	22,082	50,777	45,662
General and administrative	3,893	4,400	9,662	8,497
Total operating expenses	42,759	38,721	86,864	78,349
Operating income (loss)	(2,061)	7,622	(6,395)	15,118
Financial income, net	1,232	1,450	3,172	2,100
Income (loss) before taxes on income	(829)	9,072	(3,223)	17,218
Taxes on income	498	1,886	856	3,573
Net income (loss)	(1,327)	7,186	(4,079)	13,645

Basic net earnings (loss) per share	$(0.03)	$0.16	$(0.09)	$0.29

Weighted average number of shares used to compute basic net earnings (loss) per share	43,944,924	46,304,373	44,206,677	46,350,151

Diluted net earnings (loss) per share	$(0.03)	$0.15	$(0.09)	$0.29

Weighted average number of shares used to compute diluted net earnings (loss) per share	43,944,924	47,659,321	44,206,677	47,552,869

Radware Ltd.
Non-GAAP Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended June 30,		For the Six months ended June 30,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP net Income (loss)	(1,327)	7,186	(4,079)	13,645

Stock-based compensation expenses, included in:
Cost of revenues	39	35	81	69
Research and development, net	667	644	1,450	1,262
Selling and marketing	1,394	1,017	2,662	1,906
General and administrative	644	716	1,428	1,392
	2,744	2,412	5,621	4,629

Amortization of intangible assets included in:
Cost of revenues	254	294	507	607
Selling and marketing	26	28	52	66
	280	322	559	673

Exchange rate differences, net on balance sheet items included in financial income	460	(107)	157	525

Litigation costs	433	959	2,597	1,771

Non-GAAP net income	2,590	10,772	4,855	21,243

Non-GAAP diluted net earnings per share	$0.06	$0.23	$0.11	$0.45

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	44,101,539	47,659,321	44,354,630	47,552,869

Radware Ltd.
Condensed Consolidated Statements of Cash Flows
(U.S. Dollars in thousands)

	For the Three months ended on June 30,		For the Six months ended on June 30,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net income (loss)	(1,327)	7,186	(4,079)	13,645
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,561	2,348	5,095	4,553
Stock based compensation	2,744	2,412	5,621	4,629
Gain from sale of available-for-sale marketable securities	(549)	(229)	(1,126)	(423)
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, net	514	486	892	1,921
Accrued interest on bank deposits	6	(490)	(655)	(831)
Increase (decrease) in accrued severance pay, net	19	(6)	341	41
Decrease in trade receivables, net	1,848	2,188	353	1,879
Increase in other current assets and prepaid expenses and deferred income taxes, net	(106)	(709)	(410)	(829)
Decrease (increase) in inventories	395	(60)	141	531
Increase (decrease) in trade payables	1,010	207	(3,168)	(2,503)
Increase (decrease) in deferred revenues	(73)	(2,448)	8,594	2,947
Increase in other payables and accrued expenses and other long-term liabilities	679	3,760	4,931	1,087
Excess tax benefit from stock-based compensation	74	(230)	74	(460)

Net cash provided by operating activities	7,795	14,415	16,604	26,187

Cash flows from investing activities:

Purchase of property and equipment	(2,881)	(4,247)	(5,510)	(7,200)
Proceeds from (investment in) other long-term assets	(16)	-	3	(51)
Investment in bank deposits, net	(9,952)	(17,652)	(14,388)	(40,845)
Proceeds from (investment in) available-for-sale marketable securities	155	(869)	3,261	16,518

Net cash used in investing activities	(12,694)	(22,768)	(16,634)	(31,578)

Radware Ltd.
Condensed Consolidated Statements of Cash Flows
(U.S. Dollars in thousands)

	For the Three months ended on June 30,		For the Six months ended on June 30,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from financing activities:

Proceeds from exercise of stock options	-	5,493	-	7,703
Excess tax benefit from stock-based compensation	(74)	230	(74)	460
Repurchase of shares	(4,932)	-	(11,712)	(19,727)

Net cash provided by (used in) financing activities	(5,006)	5,723	(11,786)	(11,564)

Decrease in cash and cash equivalents	(9,905)	(2,630)	(11,816)	(16,955)
Cash and cash equivalents at the beginning of the period	31,833	30,654	33,744	44,979

Cash and cash equivalents at the end of the period	21,928	28,024	21,928	28,024